EXHIBIT (a)(12)


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TF FINANCIAL CORPORATION

                                 NEWS RELEASE

3 PENNS TRAIL
NEWTON, PENNSYLVANIA 18940


    For verification, contact:       John R. Stranford, President and CEO
                                     Bill Niemczura, Senior Vice President
                                       and Chief Financial Officer

    Phone:  (215)-579-4000
    Fax:    (215)-579-4748
    For immediate release October 14, 1997


                            TF Financial Corporation
                        Announces Third Quarter Earnings


    Newtown, Pennsylvania, October 14, 1997 - - TF Financial Corporation (NASDAQ: THRD), the holding company for Third Federal Savings Bank ("The Bank"), announces third quarter earnings and quarterly dividend.

TF Financial Corporation today reported that the consolidated net income for the three months ended September 30, 1997 was $1.4 million or $.33 per share, compared to a loss of $209 thousand or ($.05) per share for the same quarter of 1996. Results for the first nine months of 1997 showed consolidated net income of $3.8 million or $.93 per share compared to $2.3 million or $.54 per share for the same period in 1996.


In announcing earings for this quarter, John R. Stranford, President and Chief Executive Officer, stated that he was pleased to report that the Corporation's quarterly earnings reflected an increase over earnings for the same quarter of 1996 even after excluding a $2.2 million expense from the third quarter of 1996. The third quarter of 1996 included a one time assessment of $2.2 million by the FDIC mandated by Federal legislation in order to recapitalize the Savings Association Insurance Fund. The exclusion of this one-time charge would have resulted in earnings of $1,109 thousand or $.26 per share. President Stranford remarked that core earnings (net interest income) have increased 7.2% from $4.6 million to $4.9 million when comparing the two quarters.


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    President  Stranford  stated that it was also his pleasure to announce  that the Board of Directors has declared a $.10 per share dividend to be paid on November 24, 1997, to shareholders of record as of November 14, 1997. This is the twelfth consecutive quarterly dividend declared by the Company since the conversion to stock form in July of 1994.

    On September 26, 1997, the Company announced an offer to purchase (the "Offer to Purchase") up to 900,000 shares of its Common Stock at a cash purchase price not in excess of $26.00 per share or less than $22.50 per share. The Offer to Purchase expires at 5:00 p.m. Eastern Time on October 27, 1997. Shareholders of the Company who tender their shares of Common Stock in the Offer to Purchase are not expected to be shareholders of the Company as of the November 14, 1997, record date for the quarterly cash dividend announced today, unless the Offer to Purchase is extended in the sole discretion of the Company. The Company has no current intention to extend the Offer to Purchase.


    Total assets of the Corporation decreased by 5.7% to $625.3 million at September 30, 1997, from $663.1 million at March 31, 1996. The $37.8 million decrease in total assets is primarily the result of a decrease in deposits as result of general market trends. The Corporation's capital position remains strong with total stockholders' equity of $72.7 million, representing 11.6% of total assets at September 30, 1997.

    TF Financial Corporation is the holding company for Third Federal Savings Bank, which presently operates 14 full service retail facilities in Philadelphia and Bucks Counties, Pennsylvania and Mercer County, New Jersey. The Bank had $443.6 million in deposits as of September 30, 1997. Deposit accounts are insured up to $100,000 by the FDIC. The Corporation's stock is traded under the symbol "THRD" on the NASDAQ National Market and is listed in most daily newspapers as TF Fincl.

    Selected financial data follows:


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TF FINANCIAL CORPORATION (THRD)
FINANCIAL HIGHLIGHTS (Unaudited)


                                                    Quarter Ended             Nine Months Ended
                                               --------------------------   ---------------------

                                                    September 30                September 30
                                               --------------------------   ---------------------

                                                                (In Thousands)

INCOME STATEMENT DATA                                1997         1996 (1)         1997      1996 (1)
                                                     ----         ----             ----      ----

    Total interest income                           10,918          9,711        33,199     27,784

    Total interest expense                           5,985          5,109        18,235     14,429

    Net interest income                              4,933          4,602        14,964     13,355

    Income before income taxes                       2,170          (311)         6,173      3,943

    Provision for loan losses                          202            120           382        210

    Non-interest income                                945            296         1,823      1,290

    Non-interest expense                             3,506          5,089        10,232     10,492

    Income taxes                                       803           (102)        2,377      1,656
                                                 ---------      ---------     ---------  ---------

    Net income                                   $   1,367      $    (209)    $   3,796  $   2,287
                                                 =========      =========     =========  =========

    Net income per share (2)                     $    0.33      $   (0.05)    $    0.93  $    0.54
                                                 =========      =========     =========  =========



                                                    At or for the              At or For the
                                                    Quarter Ended             Nine Months Ended
                                               --------------------------   ---------------------

                                                    September 30                September 30
                                               --------------------------   ---------------------

SELECTED FINANCIAL RATIOS (3)                       1997           1996           1997        1996
                                                    ----           ----           ----        ----

Return on average assets                             0.87%         (.15)%         0.79%      0.57%

Return on average equity                             7.57%        (1.16)%         7.09%      4.14%

Net average interest rate spread                     2.81%         2.78 %         2.82%      2.81%

Book value per common share (2)                    $17.09        $17.28         $17.47     $16.54

Tangible book value per common share (2)           $16.97        $15.70         $16.97     $15.70


(1) Non-interest expense for the three and nine months ended September 30, 1996 includes a one-time assessment by the FDIC mandated by Federal legislation in order to recapitalize the Savings Association Insurance Fund.
(2) Per share amounts are based upon the weighted average of fully diluted shares outstanding for the periods of 4.1 million shares and 4.2 million shares for the three and nine month

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    periods  ended  September 30, 1997 and 1996,  respectively.  Book values are
    based  upon  end  of  period   primary  shares  of  3.79  and  3.96  million
    respectively.
(3) With the exception of end-of-period ratios, all ratios are based on monthly average balances and are annualized where appropriate. Such annual numbers are not necessarily indicative of results which may be expected for the entire fiscal year or any other period.